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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and multiSIM Collaborate to Develop Innovative Technologies Training Solutions

Amsterdam, The Netherlands, November 12, 2021 - Embraer and multiSIM, a Netherlands-based startup company which develops simulators for collaborative crew training based on a highly scalable software framework, signed recently a Memorandum of Understanding (MoU) to discuss a potential partnership for defense and dual-use training solutions.

The potential agreement may include joint research, technology development and innovation, for Embraer products and programs. The collaboration with multiSIM follows Embraer global knowledge network strategy based on connection with startups focused on advanced technologies, by creating mutually beneficial partnerships.

In October of 2021, Embraer signed a MOU with Fokker Services and Fokker Techniek to explore opportunities for a broad range of activities in the Defense, Commercial and Support markets, looking to leverage their respective expertise and capabilities in new projects.

Follow us on Twitter: @Embraer

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations